CYBERDEFENDER
12121 WILSHIRE BOULEVARD, SUITE 350
LOS ANGELES, CALIFORNIA 90025

June 18, 2007

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	CyberDefender Corporation
Form SB-2 filed on November 3, 2006
Amendment No. 3 to Form SB-2 filed on May 7, 2007
File No. 333-138430

Dear Ms. Jacobs:

This letter is in response to your letter dated May 31, 2007 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by CyberDefender Corporation, as amended by Pre-Effective Amendment No. 3. We are also filing Pre-Effective Amendment No. 4 to the Registration Statement (the “Amendment”) with this letter.

General.

1.  Please update the financial statements pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

We have included the financial statements for the three month period ended March 31, 2007 in the Amendment, as you requested.

Executive Compensation
Summary Compensation Table, page 35

2.  Please refer to prior comment number 5 of our letter dated April 20, 2008. You indicate in your response that you have included the amounts relating to loan forgiveness as “compensation rather than salary.” Because the forgiven loans constitute in essence cash payments to the named executive officers, they should be included in the salary or bonus columns. Only those items that cannot be properly reported in columns (c) - (h) may be included in the “all other compensation” column.

We have revised the Summary Compensation Table to include the amounts relating to loan forgiveness as “Salary”. Please see page 45.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
June 18, 2007

Legality Opinion

3.  We note that your opinion is dated January 31, 2007. Please provide an updated opinion prior to seeking effectiveness.

Richardson & Patel LLP has provided us with an updated legal opinion. Please see exhibit 5 filed with the Amendment.

Financial Statements

4.  Please refer to prior comment number 7 of our letter dated April 20, 2007. We have read your revised disclosures regarding deferred processing costs on page 12 and do not believe that you have adequately supported these deferrals. In this regard, we note that you refer to paragraph 49 of SOP 97-2, or the guidance relating to recognizing revenue on a subscription basis when unspecified additional software products are offered as part of an arrangement. This guidance is not relevant to deferring your processing costs. Please identify the specific guidance that you rely on to defer these costs, explain to us how you apply that guidance and revise your disclosure accordingly. We may have further comment.

We defer the costs of third-party sales processing in accordance with paragraph 4 of FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, which states that incremental direct acquisition costs of a contract should be deferred and charged to expense in proportion to the revenue recognized. We have revised the disclosure in the December 31, 2006 financial statements in  Note 1 on page F-11 and in the March 31, 2007 financial statements in Note 1 on page F-9 to reflect the technical guidance on which we relied.

5.  Please refer to prior comment number 10 of our letter dated April 20, 2007. Based on your response to prior comment number 10, it does not appear that you have provided sufficient support to overcome the significant negative evidence represented by the existence of large cumulative losses at December 31, 2005. These cumulative losses were objectively verifiable and significant as of December 31, 2005 and it appears that you were attempting to overcome those losses with subjective forecasts of future income absent any significant positive evidence listed in paragraph 24 of SFAS 109. Your response merely indicates that the Company “anticipated taxable income” and “believed sales would continue to increase.” Revise your financial statements to record a deferred tax asset valuation allowance at December 31, 2005 or provide us with a meaningful discussion supporting why such revision is not necessary.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
June 18, 2007

Upon further analysis of our deferred tax assets at December 31, 2005, in conjunction with paragraphs 20 through 25 of SFAS 109, we have determined that it is appropriate to record a full valuation allowance against our deferred tax assets at December 31, 2005 and 2006. We have revised our December 31, 2006 and March 31, 2007 financial statements accordingly - see the December 31, 2006 financial statements on pages F-3 through F-7 and Note 5 on pages F-18 and F-19 and the March 31, 2007 financial statements on pages F-2 through F-5 and Note 4 on pages F-13 and F-14.

6.  Please refer to prior comment number 11 of our letter dated April 20, 2007. Please continue to provide us with updates to the information requested in prior comment number 11 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company is aware of comment number 11 of your letter dated April 20, 2007 and will continue to provide you with updates to the information requested as it relates to all equity related transactions subsequent to the request through the effective date of the Registration Statement. During the period from the date of our last response until today, the Company has not issued any new equity securities.

In making this response to your comments, the Company acknowledges that:

(1)      it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)      staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3)      the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours,

CYBERDEFENDER CORPORATION

By:	/s/Gary Guseinov
Gary Guseinov, Chief Executive Officer

cc: Megan Akst, Mark Kronforst and Maryse Mills-Apenteng